

February 24, 2014

Via Email
Adam Radly
Chief Executive Officer
Xumanii International Holdings Corp.
9550 South Eastern Ave., Suite 253-A86
Las Vegas, Nevada 89123

    Re: **Xumanii International Holdings Corp.**
               Preliminary Information Statement on Schedule 14C
               Filed December 16, 2013
               Supplemental response submitted January 28, 2014
               File No. 333-169280

Dear Mr. Radly:

We have reviewed your written response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment 1 in our letter dated January 27, 2014 and your indication that you are "selling several products" and "have more than 10 employees and contractors who are being paid for development and marketing of these products." However, the disclosure in your quarterly report on Form 10-Q for the period ended October 31, 2013 does not support those statements and suggests no or nominal operations, no revenues, no assets other than cash and cash equivalents. As a result, we remain unconvinced that you are not a shell company without additional analysis from you. Accordingly, please provide us with additional analysis to refute such status, consistent with the definition of "shell company" contained in Rule 12b-2 or revise your future periodic reports to acknowledge your shell company status.

2. We note that you have responded to our previously issued comments 2 and 3 in our letter dated January 8, 2013 by including in your correspondence a revised draft Schedule 14C information statement. In this regard, we note that the cover page identifies three actions that have been approved by stockholders without a meeting but on page 2 you list four actions. Please revise to be consistent. Please also file your revised Schedule 14C information statement on EDGAR as a "PRER14C."

3. With respect to the second action you describe in your draft information statement, please clarify whether this action will result in an amendment to your articles of incorporation to change your name to "Imerjn." Your parenthetical indication that the name Imerjn "will only be a DBA" suggests that you may not be planning to amend your articles of incorporation. Please also revise your information statement to explain the reasons for the change of name, consistent with Item 19 of Schedule 14A.

4. With respect to the third action you describe in your draft information statement, please elaborate to explain exactly what action will be taken as your description is insufficient. You indicate that "[t]his information notice services as the annual meeting in absentia." If the majority of shareholders have taken actions that would normally have been taken at an annual meeting, such as the election of directors, please revise your draft information statement to state as much, clarify exactly what "actions" were approved in lieu of an annual meeting and provide all required disclosure, consistent with Items 7-8 of Schedule 14A.

5. We note your response to comment 2 in our letter dated January 27, 2014. We also note the fourth action you describe in your draft information statement which discusses the "purchase or sale of any business unit." This action, without additional explanation or disclosure, is unclear to us considering this is the only reference to such action in your draft information statement. If you are referring to a specific purchase or sale, please revise your information statement to comply with Items 11, 13 and 14 of Schedule 14A and elaborate upon the specific purchase or sale for which you have received shareholder approval. Alternatively, please remove this reference.

6. With respect to the action as described under "The Authorized Share Increase of Common Stock" in your draft information statement, we note your statement that "[t]he company does not have specific plans in the short term to issue a large amount of shares other than a potential equity line, as described below." Please remove or clarify your references to "the short term" and "large amount" so that this statement is free of qualifiers.

7. With respect to the discussion of a potential equity line as described in your draft information statement, please elaborate upon your disclosure to explain how an equity line usually works and the likely terms of the equity line, so that readers can appreciate the impact of such a transaction. In this regard, please discuss the likely dilutive effect of such a transaction.

8. With respect to the discussion that appears under "Material Effects of the Authorized Share Increase" in your draft information statement, please revise to state that your common stock is currently registered under Section 12(g), as opposed to Section 12(b).

9. You indicate that the text of the Certificate of Amendment to your Certificate of Incorporation has been attached as Appendix A, however, no such attachment exists. Please revise.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director